80 East Rio Salado Pkwy, Suite 610
Tempe, AZ 85281 USA
PH: +1 480.333.3700
www.MedAire.com
ASX: MDE

Major Shareholders of MedAire, Inc. Reach Agreement

TEMPE, Ariz (Dec 20, 2005) – Health and security assistance company MedAire, Inc. (ASX:MDE) today announced that it has been advised by its two largest shareholders that they have entered into a letter agreement on December 17, 2005 outlining mutual goals and strategies relating to the direction and control of MedAire. One of the shareholders is Best Dynamic Services Ltd., a corporation organized under the laws of the British Virgin Islands, which has advised the company it beneficially owns 22.78% of MedAire’s outstanding voting stock and is a wholly-owned subsidiary of International SOS Pte Ltd, a large travel assistance company headquartered in Singapore and London. The other shareholder is Joan Sullivan Garrett, the company’s founder, Chairman and Chief Executive Officer, who beneficially owns approximately 32.5% of MedAire’s outstanding voting stock.

The letter agreement generally provides that the shareholders will use their best efforts to:

•	Effect the appointment of James Allen Williams, a senior executive of International SOS who previously ran International SOS operations in the U.S., to the MedAire board of directors by December 21, 2005;

•	Promptly effect a standstill with respect to all lawsuits pending or threatened between any of the parties and their affiliates, including the action by the company filed in the United States District Court for the District of Arizona, Case No. CV 05-3874, and the action filed by Best Dynamic in the United States District Court for the District of Nevada, Case No. 2:05-cv-01463;

•	Cause MedAire to prepare and circulate consent resolutions for execution by shareholders that will elect a new slate of nine directors, six of whom shall be designees of Best Dynamic and three of whom shall be designees of Ms. Garrett, and also approve various director compensation and other matters;

•	Cause the company to enter into a new 5 year employment agreement with Ms. Garrett, who will continue as Chairman and be responsible for the representation and promotion of MedAire’s brand and assisting in formulating the strategic vision of MedAire, but without day-to-day management responsibility; and

•	Enter into a shareholder agreement that requires the two shareholders to not vote their shares in a manner inconsistent with the letter agreement and places certain limitations on the transferability of Ms. Garrett’s shares for a period of 5 years.

The letter agreement will terminate if the foregoing actions are not completed on or before February 28, 2006. Following completion of the actions described above, the two shareholders agree to use best efforts to cause stipulations for dismissal to be filed with prejudice regarding all litigation between the parties. The two shareholders and their affiliates will also release each other and their respective affiliates and use their best efforts to cause MedAire and other shareholders to exchange releases. In addition, Ms. Garrett will assume a compensated position on the board of an affiliate of Best Dynamic.

Ms. Garrett said, “There are of course other details that need to be worked out. But the dialog in reaching this consensus has been very positive. With shareholder support going forward, MedAire will be in an excellent position to expand our market presence while continuing to deliver the ‘gold standard’ of quality services to our core aviation and maritime markets, creating value for all shareholders,” Ms. Garrett said.

About MedAire

Established in 1985, MedAire provides real-time, emergency medical and security assistance services for companies with employees, customers or guests in remote environments. Clients include commercial airlines, corporate flight departments, maritime operators and government agencies. In providing clients a total health and security solution, MedAire also provides clients with related training, web-based information and specialized resources such as medical and security kits. MedAire, listed under MDE on the Australian Stock Exchange, can be found on the Internet at www.MedAire.com. # # #

MedAire media contact: Steve Holstein, Phone: +1 480 333-3700, Email: sholstein@medaire.com